                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER
                            ------------------------
                            THE COSMETIC CENTER, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


        DELAWARE                        0-14756                 52-1266697
(STATE OR OTHER JURISDICTION     (COMMISSION FILE NUMBER)     (IRS EMPLOYER
OF INCORPORATION)                                           IDENTIFICATION NO.)


                            ------------------------

                            8700 ROBERT FULTON DRIVE
                            COLUMBIA, MARYLAND 21046
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (410) 309-4600
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            THE COSMETIC CENTER, INC.
                            8700 ROBERT FULTON DRIVE
                            COLUMBIA, MARYLAND 21046

-------------------------------------------------------------------------------
             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
     SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER
-------------------------------------------------------------------------------

         This Information Statement is being mailed on or about December 11, 1998 to holders of record as of December 7, 1998 of shares of Class C Common Stock, par value $.01 per share ("Class C Common Stock"), of The Cosmetic Center, Inc., a Delaware corporation (the "Company" or "Cosmetic"), in connection with the election of persons designated by Prestige Holdings I, L.P., a Delaware limited partnership, (the "Limited Partnership"), an entity controlled by York Management Services, Inc. ("York"), as directors of the Company otherwise than at a meeting of the stockholders of the Company pursuant to a Contribution Agreement, dated as of December 10, 1998 (the "Contribution Agreement"), between the Limited Partnership and Revlon Consumer Products Corporation, a Delaware corporation ("Products Corporation"), and an Agreement of Limited Partnership dated as of December 10, 1998 by and among Products Corporation as a Class B limited partner, Prestige II, L.L.C., an entity controlled by an affiliate of York, as a Class A limited partner, and Prestige I, L.L.C., an entity controlled by York, as the general partner, and the resignation of eight of the nine directors of the Company. Products Corporation is a wholly owned subsidiary of Revlon, Inc. Products Corporation is the owner of 8,479,335 shares of Class C Common Stock (or approximately
84.6% of the outstanding shares of Class C Common Stock.)

         Pursuant to the Contribution Agreement, Products Corporation transferred to the Limited Partnership the following in exchange for a Class B limited partnership interest in the Limited Partnership (the "Class B Limited Partnership Interests"): (i) all of the Class C Common Stock owned by it, (ii) its right to receive payment on approximately $20.3 million of intercompany loans made by Products Corporation to the Company and (iii) a non-interest bearing demand note representing $6.0 million of the payable owed by the Company to Products Corporation (the "Assigned Trade Payable Note") arising primarily from the sale of inventory by Products to the Company pursuant to the Supply Agreement dated as of April 25, 1997 (the "Supply Agreement") between Products Corporation and the Company (collectively, the "Transactions"). In connection with the closing of the Transactions (the "Closing"), there were certain amendments to certain of the agreements between Products Corporation and Cosmetic. See "Certain Relationships and Related Transactions."

         Simultaneously with the Closing, eight members of the Company's board of directors (Messrs. Levin, Fox, Fellows, Nichols, Halperin, Drapkin, Dinkins and Rosenthal) resigned from their positions as directors of the Company effective (the "Resignation Effective Date") ten days after the date this
Schedule 14F was mailed to the stockholders of record of the Company and transmitted to the Securities and Exchange Commission (the "SEC"). At the Closing, two individuals designated by the Limited Partnership became directors of the Company (the "Limited Partnership Designees"). Information with respect to the Limited Partnership Designees is set forth below.

         Pursuant to the Contribution Agreement, the Corporation's By-laws were amended to require the affirmative vote of at least 85% of the directors present at a meeting for meetings of the Board of

Directors (but not committees thereof) where a quorum is present in order to take action and to require that a quorum for meetings of the Board (but not committees thereof) requires that at least 85% of the entire Board be present. In addition, pursuant to the Contribution Agreement, all of the members of the Executive Committee of the Board of Directors (the "Executive Committee") were removed and replaced by Ms. Burton and the two Limited Partnership Designees.

         No action is required on the part of the stockholders of the Company in order to effect the election of the Limited Partnership Designees. Nevertheless, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least ten days prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders. As a result of the resignation of eight Directors effective on the Resignation Effective Date, on such date the Limited Partnership Designees will constitute a majority of the members of the Board of Directors. As of December 7, 1998, there were 10,025,601 shares of Class C Common Stock outstanding, the holders of which shares are entitled to cast one vote per share on all matters submitted to a vote of stockholders. The Company is the surviving corporation of the merger in April 1997 (the "Merger") of Prestige Fragrances & Cosmetics, Inc., which at that time was a wholly owned subsidiary of Products Corporation ("PFC"), with and into The Cosmetic Center, Inc.

         The information contained in this Information Statement concerning the Limited Partnership Designees has been furnished to the Company by the Limited Partnership and the Company assumes no responsibility for such information. The principal executive offices of the Company are located at 8700 Robert Fulton Drive, Columbia, Maryland 21046, and the principal executive offices of the Limited Partnership are located at 764 Easton Avenue, Suite #8, Somerset, New Jersey 08873.


             INFORMATION REGARDING THE LIMITED PARTNERSHIP DESIGNEES

         None of the Limited Partnership Designees is a director of, or holds any position with, the Company, and none of the Limited Partnership Designees owns any shares of Class C Common Stock. The name, age, present principal occupation or employment and five-year employment history of each of the Limited Partnership Designees are set forth below. Each Limited Partnership Designee's term of office as a director of the Company will expire as follows: Class II Director (Mr. Massey) having a term expiring at the 2000 Annual Meeting of Stockholders and Class III Director (Mr. Nacht) having a term expiring at the 2001 Annual Meeting of Stockholders or at the time such Limited Partnership Designee's successor is duly elected and shall have qualified. Unless otherwise indicated, the business address of each of the Limited Partnership Designees is 764 Easton Avenue, Suite #8, Somerset, New Jersey 08873. Mr. Massey is a citizen of Canada and Mr. Nacht is a citizen of the United States.

         DAVID R. MASSEY (32) has been Chief Financial Officer of National Service Pros, LLC, a HVAC service provider, since October 1998. From 1989 to 1998 Mr. Massey worked at Kmart Canada Co. in increasingly senior positions, with his last position being Treasurer from 1997 to 1998.

         GARY A. NACHT (43) has been an Executive Vice President of York since March 1996. From June 1994 to February 1996, Mr. Nacht was Executive Vice President and Chief Financial Officer of Brassie Golf Corporation.

        INFORMATION REGARDING DIRECTORS OF COSMETIC PRIOR TO THE CLOSING

         The Board of Directors of the Company is classified, with three Class I Directors (Messrs. Drapkin, Fox and Nichols) have a term expiring at the 1999 Annual Meeting of Stockholders, three Class II Directors (Messrs. Fellows, Halperin and Levin) have a term expiring at the 2000 Annual Meeting of Stockholders and three Class III Directors (Messrs. Dinkins and Rosenthal and Ms. Burton) have a term expiring at the 2001 Annual Meeting of Stockholders. At each Annual Meeting, Directors are elected for a full term of three years to succeed those directors whose terms expire on the date of the Annual Meeting.

         The name, age, principal occupation for the last five years, selected biographical information and period of service as a Director of the Company of each of the nominees for election as a Class III Director and each of the other current Directors are set forth below. Information regarding the Directors of Cosmetics prior to the Closing is as of December 1, 1998.

         MS. MARY ELIZABETH BURTON (46) has been President and Chief Executive Officer and a Director (Class III) of the Company since June 1998. Ms. Burton was Chairman and Chief Executive Officer of BB Capital, Inc., from 1994 to June 1998, Chairman and Chief Executive Officer of Supertans, Inc. from 1992 to 1994, Chairman and Chief Executive Officer of PIP Printing from 1991 to 1992 and Chairman and Chief Executive Officer of Supercuts, Inc. from 1987 to 1991. Ms. Burton is a Director of the following corporations which file reports pursuant to the Exchange Act: Staples, Inc. and Gantos, Inc.

         MR. DINKINS (71) has been a Director (Class III) of the Company since April 1997. He has been a professor at Columbia University School of International and Public Affairs since January 1994. Mr. Dinkins was Mayor of The City of New York from January 1990 through December 1993. Prior to serving as Mayor of The City of New York, Mr. Dinkins served as Manhattan Borough President from 1986 through 1989. Mr. Dinkins is a Director of the following corporations which file reports pursuant to the Exchange Act: Carver Bancorp Inc. and Transderm Laboratories Corporation. He is also a trustee of WSIS Series Trust.

         MR. DRAPKIN (50) has been a Director (Class I) of the Company since August 1997. He has been a Director of Revlon, Inc. and of Products Corporation since their respective formations in 1992. He has been Vice Chairman of the Board of MacAndrews & Forbes Holdings, Inc. ("MacAndrews Holdings") and various of its affiliates since March 1987. Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom for more than five years prior to March 1987. Mr. Drapkin is a Director of the following corporations which file reports pursuant to the Exchange Act: Algos Pharmaceutical Corporation, Anthracite Capital, Inc., BlackRock Asset Investors, Cardio Technologies, Inc., The Molson Companies, Playboy Enterprises, Inc., Products Corporation, Revlon, Inc., VIMRx Pharmaceuticals Inc. and Weider Nutrition International, Inc. (On December 27, 1996, Marvel Entertainment Group, Inc. ("Marvel"), Marvel Holdings Inc., Marvel (Parent) Holdings Inc. and Marvel III Holdings Inc., of which Mr. Drapkin was a Director on such date, and several subsidiaries of Marvel filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.)

         MR. FELLOWS (56) has been a Director (Class II) of the Company since August 1997. He has been President and Chief Executive Officer of Revlon, Inc. and of Products Corporation since January 1997. He was President and Chief Operating Officer of Revlon, Inc. and Products Corporation from November 1995 until January 1997 and has been a Director of Revlon, Inc. since November 1995 and a Director of Products Corporation since September 1994. Mr. Fellows was Senior Executive Vice President of Revlon, Inc. and of Products Corporation and President and Chief Operating Officer of Products Corporation's Consumer Group from February 1993 until November 1995. From 1989 through January 1993, he was a senior executive officer of Mennen Corporation and then Colgate-Palmolive Company, which acquired Mennen Corporation in 1992. From 1986 to 1989 he was Senior Vice President of Revlon Holdings Inc. ("Holdings"). Mr. Fellows is a Director of Revlon, Inc., Products Corporation and VF Corporation, each of which files reports pursuant to the Exchange Act.

         MR. FOX (42) has been Vice Chairman of the Company since January 1998. He was Vice President of the Company from April 1997 until January 1998 and has been a Director (Class I) of the Company since April 1997. He was a Vice President and a Director of PFC from June 1992 until the Merger. Mr. Fox has been Senior Executive Vice President of Revlon, Inc. and of Products Corporation since January 1997, was Chief Financial Officer of Revlon, Inc. and Products Corporation from their respective formations in 1992 until January 1998 and was also Executive Vice President of Revlon, Inc. and of Products Corporation from their respective formations in 1992 until January 1997. In January 1998, Mr. Fox was appointed President, Strategic and Corporate Development, Revlon Worldwide of Revlon, Inc. and Products Corporation and Chief Executive Officer, Revlon Technologies. He has been Senior Vice President of MacAndrews Holdings since August 1990. He was Vice President of MacAndrews Holdings from February 1987 to August 1990 and was Treasurer of MacAndrews Holdings from February 1987 to September 1992. Prior to February 1987, he was Vice President and Assistant Treasurer of MacAndrews Holdings. Mr. Fox joined MacAndrews & Forbes Group, Incorporated in 1983 as Assistant Controller, prior to which time he was a certified public accountant at the international auditing firm of Coopers & Lybrand. Mr. Fox is a Director of Revlon, Inc., Products Corporation and Vice Chairman and a Director of The Hain Food Group, Inc., each of which files reports pursuant to the Exchange Act.

         MR. HALPERIN (44) has been a Director (Class II) of the Company since October 1997. Mr. Halperin has been Executive Vice President of MacAndrews Holdings and various of its affiliates and Special Counsel to the Chairman of the Board of MacAndrews Holdings since January 1993. Mr. Halperin was Senior Vice President of MacAndrews Holdings from April 1986 to January 1993 and Vice President of MacAndrews Holdings from December 1984 to April 1986. Prior to joining MacAndrews Holdings in 1984, Mr. Halperin worked for the office of the New York State Attorney General.

         MR. LEVIN (54) has been Chairman of the Board and a Director (Class II) of the Company since April 1997 and was a Director of PFC from October 1995 until the Merger. Mr. Levin has been Chairman and Chief Executive Officer and a Director of Sunbeam Corporation since June 1998. Mr. Levin was Chairman and Chief Executive Officer of The Coleman Company, Inc. from 1997 to April 1998. He was Chairman of the Board of Revlon, Inc. and of Products Corporation from 1995 to June 1998 and has been a Director of Revlon, Inc. since its formation in 1992 and a Director of Products Corporation from its formation in 1992 to November 1998. Mr. Levin was Chief Executive Officer of Revlon, Inc. and of Products Corporation from their respective formations in 1992 until 1997 and

President of Revlon, Inc. and of Products Corporation from their respective formations in 1992 until 1995. Mr. Levin has been Executive Vice President of MacAndrews Holdings since March 1989. For 15 years prior to joining MacAndrews Holdings, he held various senior executive positions with The Pillsbury Company. Mr. Levin is a Director of the following corporations which file reports pursuant to the Exchange Act: U.S. Bancorp, Inc., Meridian Sports Incorporated, Revlon, Inc., Sunbeam Corporation and The Coleman Company, Inc.

         MR. NICHOLS (56) has been Vice President and a Director (Class I) of the Company since April 1997. He was Vice President and a Director of PFC from June 1992 until the Merger. He has been Executive Vice President and General Counsel of Revlon, Inc. and of Products Corporation since January 1998 and served as Senior Vice President and General Counsel of Revlon, Inc. and Products Corporation from their respective formations in 1992 until January 1998. Mr. Nichols has been Vice President of MacAndrews Holdings since 1988.

         MR. ROSENTHAL (56) has been a Director (Class III) of the Company since April 1997. He was President and Chief Operating Officer of Melville Corporation, now known as CVS Corporation, from 1994 until October 1996. From 1984 to 1994, Mr. Rosenthal was President and Chief Executive Officer of the CVS division of Melville Corporation. Mr. Rosenthal joined the CVS division of Melville Corporation in 1969 and held various executive positions in merchandising, marketing and operations until 1984. Mr. Rosenthal is a Director of the following corporations which file reports pursuant to the Exchange Act:
LoJack Corporation and Schein Pharmaceutical, Inc. He is also a trustee of EQ Advisors Trust.

COMMITTEES

         The Board of Directors has an Executive Committee, an Audit Committee and a Compensation and Stock Plan Committee (the "Compensation Committee").

         Pursuant to the Contribution Agreement, all of the members of the Executive Committee were removed and replaced by Ms. Burton and the two
Limited Partnership Designees. Prior to the Closing, the Executive Committee consisted of Messrs. Levin and Fox and Ms. Burton. The Executive Committee may exercise all of the powers and authority of the Board, except as otherwise provided under the Delaware General Corporation Law. The Executive Committee also serves as the Company's nominating committee for Board membership. The Audit Committee, consisting of Messrs. Dinkins, Rosenthal and Fox, makes recommendations to the Board of Directors regarding the engagement of the Company's independent auditors, reviews the plan, scope and results of the audit, and reviews with the auditors and management the Company's policies and procedures with respect to internal accounting and financial controls, changes in accounting policy and the scope of the non-audit services which may be performed by the Company's independent auditors, among other things. The Audit Committee also monitors policies designed to prohibit unethical, questionable or illegal activities by the Company's employees. The Compensation Committee, consisting of Messrs. Drapkin, Dinkins and Rosenthal, makes recommendations to the Board of Directors regarding compensation and incentive arrangements (including performance-based arrangements) for the Chief Executive Officer, other executive officers, and officers and other key managerial employees of the Company. The Compensation Committee also considers and recommends awards of stock options to purchase shares of Class C Common Stock pursuant to The Cosmetic Center 1997 Stock Plan (the "1997 Option Plan") and administers the 1997 Option Plan and the Company's Amended and Restated 1991 Stock Option Plan (the "1991 Option Plan").

         During 1997, the Board of Directors held four meetings and acted five times by unanimous written consent, the Executive Committee acted five times by unanimous written consent, the Audit Committee held three meetings and the Compensation Committee held three meetings and acted twice by unanimous written consent. During 1997, all Directors attended 75% or more of the meetings of the Board of Directors and of the Committees of which they were members.

COMPENSATION OF DIRECTORS

         Directors who currently are not receiving compensation as officers or employees of the Company or any of its affiliates are paid an annual retainer fee of $25,000, payable in quarterly installments, and a fee of $1,000 for each meeting of the Board of Directors or any committee thereof they attend.


                               EXECUTIVE OFFICERS

         The following table sets forth certain information concerning each of the executive officers of the Company as of December 1, 1998.

NAME                       POSITION
-----------                ------------------------------------------------------------
Jerry W. Levin             Chairman of the Board and Class II Director
William J. Fox             Vice Chairman of the Board and Class I Director
Mary Elizabeth Burton      President and Chief Executive Officer and Class III Director
Dwight W. Crawley          Senior Vice President -- Finance and Chief Financial Officer
Steven R. Isko             Senior Vice President, General Counsel and Secretary


         In connection with the Transactions, Messrs. Levin, Fox and Isko resigned as officers of the Company.

         The following sets forth the age, positions held with the Company and selected biographical information for the executive officers of the Company who are not directors. Biographical information with respect to Messrs. Levin and Fox and Ms. Burton are set forth above under the caption "Information Regarding Directors Of Cosmetic Prior To The Closing."

         MR. CRAWLEY (37) has been Senior Vice President -- Finance and Chief Financial Officer of the Company since February 1998. From September 1992 to January 1998 he served as Controller and Secretary of Harris Teeter, Inc. and from July 1990 to August 1992 was Assistant Controller and Assistant Secretary of Harris Teeter, Inc. From June 1984 to July 1990 he worked as a certified public accountant at the international accounting firm of Arthur Andersen & Co.

         MR. ISKO (34) was elected Senior Vice President, General Counsel and Secretary of the Company in June 1998. From July 1997 until April 1998 he served as Vice President -- Legal of The Coleman Company, Inc. From June 1996 until July 1997 Mr. Isko served as Vice President - Legal of Marvel. For more than five years prior to June 1996, Mr. Isko was an associate at the law firm of Skadden, Arps, Slate, Meagher and Flom.


                             EXECUTIVE COMPENSATION

         The following table sets forth information for the years indicated concerning the compensation awarded to, earned by or paid to the persons who served as Chief Executive Officer of the Company during 1997 and the four most highly paid executive officers, other than the Chief Executive Officer, who served as executive officers of the Company as of December 27, 1997 (collectively, the "Named Executive Officers"), for services rendered in all capacities to the Company and its subsidiaries during such periods (including for services to PFC in the period during 1997 prior to the Merger).

                                                SUMMARY COMPENSATION TABLE


                                                                                                 LONG-TERM
                                                                                               COMPENSATION
                                                          ANNUAL COMPENSATION (a)                 AWARDS
                                                ---------------------------------------------

NAME AND                                  YEAR     SALARY       BONUS          OTHER            SECURITIES          ALL OTHER
PRINCIPAL POSITION                                   ($)         ($)           ANNUAL           UNDERLYING         COMPENSATION
                                                                            COMPENSATION          OPTIONS              ($)
                                                                                 ($)
I. Howard Diener                          1997     365,782     50,000          5,589              100,000             4,110
Former President and Chief Executive
Officer (b)

Ben Kovalsky                              1997     194,010       --            3,484                --              1,185,109
Former President, Chief Operating         1996     314,644      ----            ----              13,500               ----
Officer and Chief Executive Officer (c)   1995     306,680      ----            ----              13,500               ----

Mark Weinstein                            1997     387,474       --            2,524                --                8,800
Former Vice Chairman of the Board (d)     1996     241,416       --              --               15,000              8,800
                                          1995     232,045       --              --               15,000              8,800

Bruce Strohl                              1997     154,140       --             899               10,000              29,737
Former Senior Vice President and Chief    1996     120,075       --              --                7,500                --
Financial Officer (e)                     1995     117,814       --              --                8,000                --

Helen Kuebler                             1997     139,590     15,000          2,587              10,000              91,545
Former Senior Vice President--Store
Operations (f)

Allan Goldman                             1997     157,177      6,300           592                5,000                --
Former Senior Vice                        1996     152,396       --              --                 --                  --
President--Merchandising (g)              1995      81,237       --              --                 --                  --


(a) The amounts shown in Annual Compensation for 1997, 1996 and 1995 reflect salary, bonus and other annual compensation awarded to, earned by or paid to the persons listed for services rendered to the Company during such years as they served as executive officers of the Company.

(b) Mr. Diener served as Chief Executive Officer of the Company from April 1997 to June 1998 when his employment with the Company was terminated. The amount shown for Mr. Diener under Salary for 1997 includes $108,740 earned by Mr. Diener for services provided by Mr. Diener to PFC as PFC's president prior to the Merger, with the balance earned by Mr. Diener for services provided during 1997 to the Company. The amount shown for Mr. Diener under Other Annual Compensation for 1997 reflects payments in respect of gross ups for taxes on imputed income arising out of premiums paid or reimbursed by the Company in respect of life insurance. The amount shown for Mr. Diener under All Other Compensation for 1997 reflects premiums paid or reimbursed by the Company in respect of life insurance.

(c) Mr. Kovalsky served as President, Chief Operating Officer and Chief Executive Officer of the Company from July 1995 until April 1997 and as President of the Company's retail division from April 1997 until August 1997 when his employment with the Company was terminated. The amount shown for Mr. Kovalsky under Other Annual Compensation for 1997 reflects payments in respect of gross ups for taxes on imputed income arising out of premiums paid or reimbursed by the Company in respect of life insurance. The amount shown for Mr. Kovalsky under All Other Compensation for 1997 reflects amounts payable to him upon termination of his employment agreement for accrued vacation, salary, non-competition covenant payments, payments in respect of cancellation of options and certain other amounts due under his agreement.

(d) Mr. Weinstein was Chairman of the Board of the Company from July 1995 until April 1997 and Vice Chairman of the Board during the remainder of 1997. Mr. Weinstein resigned as Vice Chairman of the Board and Director effective January 1998 but remains employed by the Company. The amount shown for Mr. Weinstein under Other Annual Compensation for 1997 reflects payments in respect of gross ups for taxes on imputed income arising out of premiums paid or reimbursed by the Company in respect of life insurance. The amount shown for Mr. Weinstein under All Other Compensation for 1997 reflects split-dollar life insurance premiums (under which policy the Company is the beneficiary to the extent of the premiums paid by it). The amount shown for Mr. Weinstein under All Other Compensation for 1996 reflects split-dollar life insurance premiums. The amount shown for Mr. Weinstein under Long-Term Compensation Awards for 1995 reflects stock option grants at the fair market value of the Company's Class A Common Stock on the date of grant upon surrender of a like number of stock options.

(e) Mr. Strohl was Senior Vice President and Chief Financial Officer of the Company from April 1997 until February 1998 when his employment with the Company was terminated. Mr. Strohl served as Vice President and Chief Financial Officer of the Company during 1995, 1996 and until April 1997. The amount shown for Mr. Strohl under Other Annual Compensation for 1997 reflects payments in respect of gross ups for taxes on imputed income arising out of premiums paid or reimbursed by the Company in respect of life insurance. The amount shown for Mr. Strohl under All Other Compensation for 1997 reflects amounts paid to Mr. Strohl for accrued vacation. The amount shown for Mr. Strohl under Long-Term Compensation Awards for 1995 reflects stock option grants at the fair market value of the Company's Class A Common Stock on the date of grant upon surrender of a like number of stock options.

(f) Ms. Kuebler served as Senior Vice President -- Store Operations of the Company from August 1997 to June 1998 when her employment with the Company was terminated. The amount shown for Ms. Kuebler under Salary for 1997 includes $39,982 earned for services provided by Ms. Kuebler to PFC as PFC's Senior Vice President -- Store Operations prior to the Merger, with the balance earned by Ms. Kuebler for services provided during 1997 to the Company. The amount shown for Ms. Kuebler under Other Annual Compensation for 1997 reflects payments in respect of gross ups for taxes on imputed income arising out of premiums paid or reimbursed by the Company in respect of life insurance and on imputed income arising out of certain relocation expenses paid or reimbursed by the Company. The amount shown for Ms. Kuebler under All Other Compensation for 1997 reflects payments in respect of certain relocation expenses paid or reimbursed by the Company.

(g) Mr. Goldman served as Senior Vice President -- Merchandising from 1995 to June 1998, when his employment with the Company was terminated. The amount shown for Mr. Goldman under Other Annual Compensation for 1997 reflects payments in respect of gross ups for taxes on imputed income arising out of premiums paid by or reimbursed by the Company in respect of life insurance.

                      OPTION GRANTS IN THE LAST FISCAL YEAR

         During 1997, the following grants of options to purchase Common Stock were made pursuant to the 1997 Option Plan to the executive officers named in the Summary Compensation Table:

                                                                                                                      GRANT
                                                                     INDIVIDUAL GRANTS                                DATE
                                                                                                                    VALUE (A)
                                            ---------------------------------------------------------------------

                                                NUMBER OF        PERCENT OF       EXERCISE OR      EXPIRATION         GRANT
                                               SECURITIES       TOTAL OPTIONS      BASE PRICE         DATE            DATE
                                               UNDERLYING        GRANTED TO          ($/SH)                          PRESENT
                                                 OPTIONS        EMPLOYEES IN                                         VALUE $
NAME AND PRINCIPAL POSITION                    GRANTED (#)       FISCAL YEAR
I. Howard Diener                                 100,000             38%             $3.13          4/29/07         $247,858
Former President and Chief Executive
Officer
Ben Kovalsky                                        0                --                --              --              --
Former President, Chief Operating Officer
and Chief Executive Officer
Mark Weinstein                                      0                --                --              --              --
Former Vice Chairman of the Board
Bruce Strohl                                     10,000              4%              $3.13          4/29/07          $25,079
Former Senior Vice President and Chief
Financial Officer
Helen Kuebler                                    10,000              4%              $3.13          4/29/07          $25,079
Former Senior Vice President--Store
Operations
Allan Goldman                                     5,000              2%              $3.13          4/29/07          $12,540
Former Senior Vice President--Merchandising

(a) Present values were calculated using the Black-Scholes option pricing model. The model as applied used the grant date of April 30, 1997. The model also assumes (i) risk-free rate of return of 6.79%, which was the rate as of the grant date for the U.S. Treasury Zero Coupon Bond issues with a remaining term similar to the expected term of the options, (ii) stock price volatility of 116% based upon the volatility of the Company's stock price, (iii) a constant dividend rate of zero percent and (iv) that the options normally would be exercised on the final day of their sixth year after grant. No adjustments to the theoretical value were made to reflect the waiting period, if any, prior to vesting of the stock options or the transferability (or restrictions related thereto) of the stock options.

         The grants made during 1997 under the 1997 Option Plan to Messrs. Diener, Strohl and Goldman and Ms. Kuebler were made on April 30, 1997 and consisted of non-qualified options to purchase Common Stock having a term of 10 years. The options granted to Mr. Diener were to become 100% vested on the third anniversary of the grant date, with acceleration of vesting of a portion of such options upon termination of employment by the Company other than for "cause". Mr. Diener's employment with the Company terminated in June 1998, and as part of Mr. Diener's separation agreement with the Company, all of Mr. Diener's options were cancelled (See "Employment Agreements and Termination of Employment Arrangements"). The options granted in 1997 to the other Named Executive Officers were to vest 25% each year beginning on the first anniversary of the grant date and become 100% vested on the fourth anniversary of the grant date, however, such options have been cancelled as a result of the termination of employment by the

Company of such individuals. The above table does not include options granted prior to 1997 to Messrs. Weinstein, Kovalsky, Strohl and Goldman to purchase shares of Class A Common Stock, which options were converted into options to purchase a like number of shares of Class C Common Stock pursuant to the Merger.

                       AGGREGATED OPTION EXERCISES IN LAST
                  FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

         The following chart shows the number of stock options exercised during 1997 and the 1997 year-end value of the stock options held by the executive officers named in the Summary Compensation Table:


                                                                              NUMBER OF SECURITIES                VALUE OF
                                                                             UNDERLYING UNEXERCISED          UNEXERCISED IN-THE-
                                           SHARES                              OPTIONS AT FISCAL                MONEY OPTIONS
                                          ACQUIRED          VALUE                   YEAR-END                 AT FISCAL YEAR-END
                                        ON EXERCISE        REALIZED                   (#)                       EXERCISABLE/
NAME                                        (#)              ($)           EXERCISABLE/UNEXERCISABLE        UNEXERCISABLE ($)(A)
----                                        ---              ---           -------------------------        --------------------
I. Howard Diener                             0                0                    0/100,000                         0/0
Former President and Chief Executive
Officer
Ben Kovalsky                               82,000          218,040                    0/0                            0/0
Former President, Chief Operating
Officer and Chief Executive Officer
Mark Weinstein                             11,240           34,844                  18,760/0                         0/0
Former Vice Chairman of the Board
Bruce Strohl                                 0                0                  19,000/10,000                       0/0
Former Senior Vice President and
Chief Financial Officer (b)
Helen Kuebler                                0                0                     0/10,000                         0/0
Former Senior Vice President--Store
Operations
Allan Goldman                                0                0                   1,879/5,000                        0/0
Former Senior Vice
President--Merchandising

(a) Since $2.375, the December 26, 1997, Nasdaq National Market closing price per share of the Class C Common Stock, is less than the exercise price of the stock options held by the executive officers in the above table, no in-the-money options existed at the end of fiscal 1997. The actual value, if any, an executive may realize is dependent upon the amount by which the market price of shares of Class C Common Stock exceeds the exercise price per share when the stock options are exercised. Accordingly, actual value may be realized.

(b) Mr. Diener is no longer employed by the Company. All option held by Mr. Diener were cancelled. Mr. Kovalsky is no longer employed by the Company. Mr. Weinstein is no longer Vice Chairman of the Company but remains an employee of the Company. Mr. Strohl is no longer employed by the Company and, as a result, all options held by him and not exercised within 30 days of his termination of employment with the Company were cancelled. Ms Kuebler is no longer employed by the Company and, as a result, all options held by her and not exercised within 30 days of her termination of employment with the Company were cancelled.

        EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

         The Company has an employment agreement with Ms. Burton effective for the term June 8, 1998 through December 31, 2000. The employment agreement provides for a base salary of $400,000 per annum, and participation in the Company's incentive plan with a 100% target bonus opportunity and a guaranteed bonus of $100,000 for 1998. The employment agreement with Ms. Burton also provides for, among other things, participation in the Company's medical, dental and other benefit plans, certain relocation benefits, and payments upon death, disability, and termination without cause. Upon a termination of employment without cause, Ms. Burton would be entitled, among other things, to receive payments equal to, at the Company's option, base salary and participation in the Company's medical and dental plans for either (i) the balance of the term of the agreement or (ii) one year. Pursuant to Ms. Burton's employment agreement with the Company, Ms. Burton was granted at the time of the execution of her employment agreement with the Company (i) options to purchase 100,000 shares of the Class C Common Stock at an exercise price equal to the then current market price per share, (ii) options to purchase 150,000 shares of Class C Common Stock at an exercise price equal to the then current market price per share, subject to shareholder approval of (x) the number of shares of Class C Common Stock subject to the 1997 Option Plan and (y) the number of shares subject to options that may be granted to a participant in the 1997 Option Plan in any one calendar year (clauses (x) and (y) are collectively, the "Stock Plan Amendments"), (iii) options to purchase 250,000 shares at an exercise price of $5.00 per share, subject to shareholder approval of the Stock Plan Amendments, and (iv) options to purchase 500,000 options at an exercise price of $7.50 per share, subject to shareholder approval of the Stock Plan Amendments. The foregoing option grants provides that the exercisability of such options will be accelerated upon a change of control, which includes the consummation of the Transactions. The agreement with Ms. Burton also provides for Company-paid supplemental term life insurance in the amount of $300,000.

         The Company has an employment agreement with Mr. Crawley effective for the term September 1, 1998 through December 31, 1999. The employment agreement provides for a base salary of $150,000 per annum, and participation in the Company's incentive plan with a 30% target bonus opportunity with up to 60% bonus upon significant overacheivement of performance objectives. The employment agreement with Mr. Crawley also provides for, among other things, participation in the Company's medical, dental and other benefit plans and payments upon death, disability and termination without cause. Upon a termination of employment without cause, Mr. Crawley would be entitled, among other things, to receive payments equal to base salary and participation in the Company's medical and dental plans and certain other benefit plans for the balance of the term of the agreement.

         Mr. Isko has a severance agreement with the Company which provides for the payment of base salary and medical and dental benefits for nine months following (i) a "change of control" (as defined in the severance agreement, which includes consummation of the Transactions) of the Company, (ii) termination without "cause" (as defined in the severance agreement) or (iii) termination by Mr. Isko for "good reason" (as defined in the severance agreement). In connection with the Transactions, the severance agreement between Mr. Isko and the Company has been terminated.

         Mr. Diener's employment with the Company was terminated in June 1998. Pursuant to Mr. Diener's separation agreement with the Company, Mr. Diener will receive separation payments at a rate of $400,000 per annum, medical and dental benefits until August 31, 2000, and certain other benefits. Pursuant to his separation agreement, Mr. Diener was paid $75,000 for the cancellation of all of his exercisable and unexercisable options to purchase Class C Common Stock, and certain other benefits.

         At the time of the Merger, Mr. Weinstein entered into an employment and non-competition agreement with the Company that provides for annual payments of $315,000 and $150,000 in respect of salary and a non-competition covenant, respectively. The agreement provides that Mr. Weinstein may participate in certain of the Company's benefit programs (including medical and disability insurance). The agreement expires April 24, 2001 and provides that if Mr. Weinstein is terminated for other than "good cause" (as defined in the agreement), the Company would be obligated to pay Mr. Weinstein the balance of the salary and non-competition payment due over the remaining term of the agreement. If there is a "change in control" (as defined in the agreement) of the Company, Mr. Weinstein may elect to treat such change of control as a termination for other than "good cause," and the Company would be obligated to pay Mr. Weinstein the balance of the salary and non-competition payments due in a single lump sum payment. Mr. Weinstein has agreed to waive such right to demand a lump sum payment in connection with the Transactions. Additionally, upon death, expiration of the term of the agreement, "change in control" of the Company or termination for other than "good cause," the Company would be obligated to purchase all of Mr. Weinstein's options at the difference between the market price of the Class C Common Stock on the termination date and the exercise prices of the options. The agreement also requires that the Company continue in effect and pay the premium on a life insurance policy in the face amount of $1 million. The Company is the beneficiary of the policy to the extent of the premiums paid by it. The consummation of the Transactions constitutes a "change of control" under Mr. Weinstein's employment and non-competition agreement.

         Mr. Kovalsky was party to an employment agreement with the Company that was amended as of April 25, 1997. Pursuant to his employment agreement, upon his resignation in August 1997, Mr. Kovalsky received a lump sum payment equal to his salary and non-competition payments through February 2000 (the end of the term of the agreement) and payment for his options at the difference between market price on the date of termination (but not less than $7.63) and the exercise prices of such options.

         Mr. Strohl's employment with the Company terminated in February 1998. In connection with such termination of employment, the Company and Mr. Strohl entered into a separation agreement which provides for a lump sum payment of $170,100 and medical and dental benefits until February 10, 1999.

         Mr. Goldman's employment with the Company terminated June 19, 1998. Pursuant to a Separation Agreement with Mr. Goldman, Mr. Goldman will receive separation payments at a rate of $176,000 per annum from June 20, 1998 through June 19, 1999, certain medical and dental benefits for the period June 20, 1998 through June 19, 1999 as well as certain other benefits.

         Ms. Kuebler's employment with the Company terminated June 19, 1998. Pursuant to a Separation Agreement with the Company, Ms. Kuebler will receive separation payments at a rate of $152,800 per annum from June 20, 1998 through December 19, 1999, certain medical and dental benefits for the period June 20, 1998 through December 19, 1999, relocation to any place within the continental United States as well as certain other benefits.


                        OWNERSHIP OF CLASS C COMMON STOCK

         The following table sets forth as of December 10, 1998, the number of shares of Class C Common Stock beneficially owned, and the percent so owned, by
(i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Class C Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officers during 1997 and each of the other Named Executive Officers during 1997 and (iv) all current directors and executive officers of the Company as a group. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose.


NAME AND ADDRESS                                                            AMOUNT AND NATURE OF       PERCENT OF CLASS
OF BENEFICIAL OWNER                                                         BENEFICIAL OWNERSHIP
Prestige Holdings I, L.P.                                                       8,479,335(1)                 84.6%
David R. Massey                                                                       0                        *
Gary A. Nacht                                                                         0                        *
Betsy Burton                                                                     100,000(2)                    *
I. Howard Diener                                                                      0
David N. Dinkins                                                                      0
Donald G. Drapkin                                                                 20,200(3)                    *
George Fellows                                                                     15,000                      *
William J. Fox                                                                    7,500(4)                     *
Allan Goldman                                                                     1,000(5)                     *
Richard Halperin                                                                      0
Ben Kovalsky                                                                      2,500(5)                     *
Helen Kuebler                                                                       0(5)                       *
Jerry W. Levin                                                                   230,200(6)                  2.3%
Wade H. Nichols                                                                   12,500(7)                    *
Harvey Rosenthal                                                                      0
Bruce Strohl                                                                      2,300(5)                     *
Mark Weinstein                                                                   295,680(8)                  2.9%
All Current Directors and Executive Officers as a Group (11 Persons)             485,400(9)                  4.7%
*Less than one percent.

(1) Represents the shares of Class C Common Stock formerly owned by Products Corporation received by the Limited Partnership at the Closing.

(2) Includes 100,000 shares which may be acquired under options which vested upon consummation of the Transactions. Ms. Burton is also entitled to additional options. See "Employment Agreements and Termination of Employment Arrangements"
 .

(3) Includes 200 shares held by trust for Mr. Drapkin's children as to which beneficial ownership is disclaimed.

(4) Includes 1,250 shares owned by Mr. Fox's daughter as to which beneficial ownership is disclaimed and 6,250 shares which may be acquired under options which vest on April 30, 1998.

(5) The Company is unable to verify the accuracy of this information.

(6) Includes 5,200 shares owned by Mr. Levin's daughter as to which beneficial ownership is disclaimed and 150,000 shares which may be acquired under options.

(7) Includes 2,500 shares which may be acquired under options.

(8) Includes 62,033 shares held by a family limited partnership, 46,838 shares owned by Mr. Weinstein's children and 3,924 shares owned by Mr. Weinstein's spouse, as to all of which Mr. Weinstein disclaims beneficial ownership, and 18,760 shares which may be acquired under options.


           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During 1997 prior to the Merger, the Compensation Committee was made up of Ms. Anita Weinstein, who was an executive officer of the Company during 1997 prior to the Merger, and Mr. Donald Rogers. During 1997 after the Merger, the Compensation Committee (made up of Messrs. Drapkin (since August 1997) and Dinkins and Rosenthal (since April 1997)) determined compensation of executive officers of the Company for 1997.


             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         This report was submitted by the Compensation Committee of the Company's Board of Directors, which consists of Messrs. Dinkins, Rosenthal and Drapkin as part of the Company's Proxy Statement for the Company's 1998 Annual Meeting of Stockholders' and accordingly speaks of April 9, 1998, the date such Proxy Statement was first mailed to the Company's stockholders, except for changes arising from events since such date.

         Pursuant to the rules promulgated under the Exchange Act, set forth below is the report of the Compensation Committee regarding its compensation policies for 1997 for the Company's executive officers, including the Chief Executive Officer. The key elements of compensation used by the Company are base salary and performance-based incentives, including annual cash bonuses and stock options. This report discusses the Company's practices regarding each of these elements as applied to the executive officers generally and concludes with a separate discussion of Mr. Diener's compensation in particular.

         The Company's executive compensation practices are designed to support its business goals of fostering profitable growth and increasing long-term stockholder value. The Company seeks to align the interests of executives and stockholders through the use of a performance-based cash bonus plan and a stock-based compensation plan, and the Company's policy is to reward superior performance: the better the individual and/or Company performance against established goals and objectives, the greater the compensation reward. Finally, the Company's compensation package is designed to be competitive with the compensation practices of other comparable retailers of similar size.

         In addition to Company sources, the Compensation Committee retains the services of independent compensation consultants from time to time to help it assess the competitiveness of the Company's executive compensation practices. In connection with the Merger, KPMG Peat Marwick LLC reviewed the salaries of selected executive officers of the Company, establishing norms for salary, bonus and long-term equity compensation based on the practices of similarly-sized retail companies.

BASE SALARY

         The Company's practice is to pay salaries that reflect the executive's position in the Company, the scope of his or her responsibilities and his or her contributions as determined by the Compensation Committee and that are competitive with other retail companies of similar size.

         The policy is to target the salary range for executive officers at a level which is competitive with the practices of other retail companies of similar size, with salaries above that level available to exceptional performers and key contributors to the success of the Company. The annual salaries of Messrs. Diener, Weinstein and Goldman, established in their respective employment agreements, and of Ms. Kuebler, are based upon this policy. Annual salary adjustments are based on individual performance, assumption of new responsibilities, competitive data and the Company's overall annual salary budget guidelines.

ANNUAL CASH BONUS

1997 EXECUTIVE BONUS ARRANGEMENT AND 1998 EXECUTIVE BONUS PLAN

         During 1997, the Company had a discretionary bonus arrangement (the "1997 Executive Bonus Arrangement") in which certain executives (including Messrs. Diener and Goldman and Ms. Kuebler) participated. Messrs. Weinstein and Kovalsky did not participate in the 1997 Executive Bonus Arrangement. The 1997 Executive Bonus Arrangement provided for payment of cash compensation at the discretion of the Company to the extent of achievement of certain performance goals for 1997 subsequent to the Merger.

         Bonuses under the 1997 Executive Bonus Arrangement for executive officers for 1997 were determined based on the extent of performance of the executive officers against specific performance goals. The performance measures for Mr. Diener were based principally upon the integration of PFC and the Company after the Merger. The performance measures for Mr. Goldman were based principally upon gross margin, asset management, net sales and reduction of advertising expenses. The performance measures for Ms. Kuebler were based principally upon net sales, store openings and expense control. The Compensation Committee determined to pay Mr. Diener a bonus of $50,000 in respect of 1997. During 1997, Mr. Goldman achieved 35% of his performance objectives, and Ms. Kuebler achieved 70% of her performance objectives. Mr. Strohl did not receive a bonus under the 1997 Executive Bonus Arrangement.

         Effective for 1998, the Company adopted a bonus plan (the "1998 Executive Bonus Plan") in which executives will participate. The 1998 Executive Bonus Plan provides for payment of cash compensation in respect of 1998 upon the achievement of predetermined corporate and/or individual performance goals during 1998. The maximum award payable to any participant under the 1998 Executive Bonus Plan with respect to any bonus year is 100% of base salary.

LONG-TERM PERFORMANCE-BASED INCENTIVES

         The Company's principal compensation vehicle for encouraging long-term growth and performance is the grant of stock options under the Stock Plan.

THE STOCK PLAN

         Under the Stock Plan, stock options generally are granted annually to executive officers. Guidelines for the size of stock option awards are developed based on factors similar to those used to determine salary and bonus, including the executive's position in the Company and his or her contributions as determined by the Compensation Committee and a review of the practices of retail companies of similar size. Since the Company, with the concurrence of the Compensation Committee, views the granting of stock options as a way to obtain competitive compensation advantage, it is the Company's policy to target award levels so that, when taken together with salary and cash bonus, total compensation would be competitive with the total compensation of executives in retail companies of similar size. Actual grants may vary from target levels based on individual performance, Company performance or the assumption of increased responsibilities.

         The grants of options for shares of Class C Common Stock made under the Stock Plan during 1997 to Messrs. Diener, Strohl and Goldman and Ms. Kuebler and the grants of options to all other executive officers and employees of the Company are comprised of non-qualified options having a term of 10 years. The options granted to Mr. Diener were to become 100% vested on the third anniversary of the grant date, except that upon termination of employment by the Company other than for "cause" under his employment agreement, such options will vest with respect to 25% of the shares (if termination is between the first and second anniversaries of the grant date) and 50% of the shares (if termination is between the second and third anniversaries of the grant date). The options granted in 1997 to Mr. Levin, Chairman of the Board, vested 50% on the grant date and will vest 100% on the first anniversary of the grant date. The options granted to all other executive officers and employees of the Company will vest 25% each year beginning on the first anniversary of the grant date and will become 100% vested on the fourth anniversary of the grant date. This approach is designed to motivate the creation of stockholder value over the long term since the full benefit of the stock option grant cannot be realized unless stock price appreciation occurs over a number of years.

         The Company also had a 1991 Option Plan, which was amended by the Company's Board of Directors at the time of the Merger to provide that no further options are to be granted under the 1991 Option Plan. Pursuant to the terms of the 1991 Option Plan, all outstanding but unexercised options to the extent that they were not fully vested became exercisable in full on the date of the Merger. Pursuant to the Merger, holders of options to purchase shares of Class A Common Stock or Class B Common Stock under the 1991 Option Plan received equivalent options to purchase Class C Common Stock (other than with respect to any options with an exercise price of less than $7.63 for which the holders had the option to elect to receive cash equal to the difference between $7.63 and the exercise price per share of such options as a result of the cash election in connection with the Merger). The 1991 Option Plan will terminate on December 31, 2000, or on such earlier date as the Company's Board of Directors may determine.

         As of April 9, 1998, Messrs. Weinstein and Goldman held options under the 1991 Option Plan for 18,760 and 1,879 shares of Class C Common Stock, respectively, all of which at that time were vested.

1997 CHIEF EXECUTIVE OFFICER COMPENSATION

         The Compensation Committee reviewed and recommended the overall compensation of I. Howard Diener, who during 1997 since the Merger served as the Chief Executive Officer of the Company. In setting Mr. Diener's 1997 base salary and bonus eligibility in his employment agreement, the Compensation Committee considered Mr. Diener's tenure and performance as President of PFC and the contributions that would be required of him in connection with the Merger and the post-Merger integration and operations of the Company, as well as a comparison of base salaries, annual bonus and long-term compensation of chief executive officers at similarly-sized retail companies.

         As discussed above in the Annual Cash Bonus section, the Compensation Committee determined to make a discretionary bonus payment to Mr. Diener in respect of 1997 based upon Mr. Diener's achievements in connection with the post-Merger integration.

         The stock option grant to Mr. Diener during 1997 was specified in his Employment Agreement and, as with base salary and bonus eligibility, was determined by the Compensation Committee with reference to Mr. Diener's position in the Company, his tenure and performance as President of PFC, the contributions that would be required of him in connection with the Merger and the post-Merger integration and operations of the Company and retail industry practices. The Compensation Committee's intent was to condition a meaningful portion of Mr. Diener's total compensation upon Company performance and stockholder value and to serve as a means to retain Mr. Diener.

         In summary, the Compensation Committee believes that executive performance significantly influences Company performance and, therefore, the Compensation Committee's approach to executive compensation has been guided by the principle that executives should have the potential for increased earnings when performance objectives are exceeded, provided there is appropriate downside risk if performance targets are not met.

                                          Compensation and Stock Plan Committee

                                          Donald G. Drapkin (Chairman)
                                          David N. Dinkins
                                          Harvey S. Rosenthal

                                PERFORMANCE GRAPH

         The following graph compares the cumulative total stockholder return for the last fiscal year (commencing April 30, 1997, the first day of trading in the Class C Common Stock after the Merger) of shares of Class C Common Stock with that of the Total Return Index for the Nasdaq Stock Market (U.S. Companies) and the Total Return Industry Index for the Nasdaq Retail Stocks. The comparison for the period presented assumes that $100 was invested on April 30, 1997 in Class C Common Stock and in the stocks in the indexes and that all dividends are reinvested. The indexes, which reflect formulas for dividend reinvestment and weighting of individual stocks, do not necessarily reflect returns that could be achieved by individual investors.


                              [PERFORMANCE GRAPH]

                                    4/30/97     12/26/97
Cosmetic Center                       100           76.00
Nasdaq U.S. Index                     100          121.00
Nasdaq Retail Trade Index             100          122.00


                                                          APRIL 30, 1997   DECEMBER 26, 1997
                                                          --------------   -----------------
The Cosmetic Center, Inc. Class C Common Stock .......    $100               $76.00
Nasdaq U.S. Index ....................................     100               121.00
Nasdaq Retail Trade Index ............................     100               122.00


         On December 26, 1997, the last business day before the Company's fiscal year end, the closing sales price of the Class C Common Stock as reported by the Nasdaq National Market was $2.375. On December 10, 1998, the day before the mailing of this Schedule 14F, the closing sales price per share of the Class C Common Stock as reported by the Nasdaq National Market was $1.0625.

         The Company received a letter from the Nasdaq Stock Market, Inc. (the "Nasdaq") stating that the Class C Common Stock of the Company would be delisted from the Nasdaq National Market at the opening of business on November 11, 1998 for failure to satisfy the continuing listing requirement that the minimum value of publicly held shares is at least $5 million. The Company has petitioned the Nasdaq for a waiver from such listing requirements and the de-listing of the Company's Class C Common Stock will be stayed during the review of such petition by the Nasdaq. The Nasdaq has notified the Company that such petition is expected to be heard on December 18, 1998. There can be no assurance that such petition will be successful.

                SOURCE AND AMOUNT OF FUNDS FOR CHANGE IN CONTROL

         Pursuant to the Contribution Agreement, Products Corporation transferred to the Limited Partnership the following in exchange for a Class B Limited Partnership Interest: (i) all of the Class C Common Stock owned by it,
(ii) its right to receive payment on approximately $20.3 million of intercompany loans made by Products Corporation to the Company and (iii) the Assigned Trade Payable Note. As a result, no cash was used by the Limited Partnership to acquire the Class C Common Stock owned by Products Corporation.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following disclosure as it relates to Products Corporation only relates to periods on and prior to the Closing.

HOLMDEL LEASE

         During 1997 prior to the Merger, PFC occupied a headquarters office, warehouse and distribution facility in Holmdel, New Jersey owned by Products Corporation without any written arrangement with Products Corporation. The amount charged to PFC by Products Corporation for the Holmdel facility amounted to approximately $211,000 for the period in 1997 prior to the Merger. During 1997 after the Merger, the Company leased from Products Corporation the headquarters and warehouse and distribution facility that PFC occupied in Holmdel, New Jersey at a base rental of $395,250 per annum plus the Company's proportionate share of operating and tax expense escalations (the "Holmdel Lease"). The Holmdel Lease was terminated by the Company effective June 25, 1997. The Company paid Products Corporation approximately $141,000 under the Holmdel Lease for the period in 1997 after the Merger until the termination of the Holmdel Lease.

EMPLOYEE STORE LEASES

         During 1997 prior to the Merger, PFC occupied the employee stores located in New York City and Apex, North Carolina, which were leased from unaffiliated third parties by Products Corporation and a subsidiary of Products Corporation, respectively, and occupied the five remaining employee stores located in Edison, New Jersey (two stores); Irvington, New Jersey; Phoenix, Arizona and Oxford, North Carolina without any written arrangement with Products Corporation. PFC did not make any payments to Products Corporation for the New York City store for the period in 1997 prior to the Merger. PFC paid Products Corporation approximately $5,200 for the Apex, North Carolina employee store for the period in 1997 prior to the Merger. PFC paid to Products Corporation rental and other allocated charges for the five employee stores that amounted to approximately $30,000 in the aggregate for the period in 1997 prior to the Merger.

         The Company sublet the New York City employee store from Products Corporation from the date of the Merger through the end of fiscal 1997, and approximately $68,000 was payable to Products

Corporation under such sublease from the date of the Merger through the end of fiscal 1997. At the end of fiscal 1997, the lease for the employee store in New York City was assigned by Products Corporation to the Company. The lease for the Apex, North Carolina store was assigned to the Company by a subsidiary of Products Corporation at the time of the Merger. Prior to the Closing, the lease for the New York City store was assigned back to Products Corporation and the Company subleases (the "Sublease") from Products Corporation the New York City store for a term ending December 31, 1999 and otherwise on substantially the same terms as the lease for such store. From and after the Merger, the Company occupied the employee stores located in Irvington, New Jersey; Oxford, North Carolina and Phoenix, Arizona pursuant to leases from Products Corporation and the employee stores located in Edison, New Jersey pursuant to leases with Holdings, an affiliate of Products Corporation, with terms of one year at an annual rent of $20,064, $39,600, $31,200 and $73,150 respectively, for the first year, with the option to renew for nine additional one-year periods with rent increases of 5% of the annual base rent for each renewal year (the "Employee Store Leases"). Operating costs are included in the rent. If at any time during the term of such Employee Store Leases Products Corporation or, with respect to the employee store in Edison, New Jersey, Holdings, enters into an agreement with a non-affiliate for the sale or lease of the facility in which a store is located, Products Corporation (or Holdings) may terminate the relevant lease upon notice effective the earlier to occur of five business days before the closing of such sale or lease transaction, or 180 days following the giving of such notice. As a result of the sale by Holdings of the Edison facility, Holdings has terminated the two Employee Store Leases at such facility. In addition, at any time during the term either party may terminate the applicable lease if Products Corporation ceases or substantially diminishes its operations in the portion of a building in which a store is located. Products Corporation may terminate at any time after the second anniversary of the date of the leases upon certain changes of control (and the consummation of the Transactions constitutes such a change of control) or sale of all or substantially all of the Company's assets (in each case as defined in the applicable Employee Store Lease). If Products Corporation exercises such termination right after the second year of the leases but before the beginning of the fifth year, Products Corporation must give at least one year's notice and thereafter must give 180 days' notice. In accordance with the Contribution Agreement, the term of each of the Employee Store Leases for Oxford, North Carolina, Phoenix, Arizona and Irvington, New Jersey was amended to provide that such lease will terminate December 31, 1999. The amendment to each of the Employee Store Leases for the employee stores in Oxford, North Carolina, Irvington, New Jersey, and Phoenix, Arizona, and the Sublease provide that during the period from the Closing to the termination date for each such lease, the Company shall operate the employee store in the ordinary course and at the expiration of each such Employee Store Lease or Sublease the inventory at such employee store will be substantially equivalent value and mix as the inventory at the end of 1997 and any inventory and fixtures remaining in such stores will be transferred to Products Corporation, provided that the Company shall not be required to transfer to Products Corporation aggregate inventory in excess of $250,000 for all such Employee Stores Leases and the Sublease.

SERVICES AGREEMENT

         During 1997 prior to the Merger, Products Corporation provided certain services to PFC for which PFC was charged direct and indirect expenses incurred by Products Corporation in providing such services. Such services included insurance and risk management services, travel, legal services, treasury and finance services, customer service, information systems and audit services. The amounts charged by Products Corporation to PFC for such allocated expenses amounted to approximately $689,000 for the period in 1997 prior to the Merger.

         On April 25, 1997, Products Corporation and the Company entered into a services agreement (the "Services Agreement") pursuant to which Products Corporation provides services, including executive, treasury, legal, human resources, accounting, tax, real estate, management information services, corporate information services, including investor relations, risk management, participation in Products Corporation's insurance and self-insurance programs and warehouse and distribution services (collectively, the "Services"), as and to the extent requested by the Company. The Company pays Products Corporation the actual cost incurred by Products Corporation in providing the Services. To the extent the Services are secured from third party providers such as insurance carriers or outside advisors such as lawyers and accountants, the Company pays to Products Corporation that portion of the amounts due to such third party providers as is allocable to the Services purchased for and provided to or for the benefit of the Company. Additionally, the Company reimburses Products Corporation for all other reasonable out-of-pocket expenses incurred by Products Corporation in providing the Services. During 1997, the Company paid Products Corporation a one-time payment of $340,000 to cover all severance costs expected to be incurred by Products Corporation with respect to the termination of certain Products Corporation employees who provided Services to PFC prior to the Merger as a result of the Company's decision to consolidate certain warehouse, distribution and headquarters operations in Maryland. The Services Agreement provides that Products Corporation need not make available any Services to the Company to the extent doing so would cause an unreasonable burden to Products Corporation or to the extent that Products Corporation discontinues such Services within its organization. The total amount paid to Products Corporation in connection with the provision of such Services during 1997 after the Merger was approximately $628,000 (not including the one-time payment of $340,000 to cover severance costs), and was approximately $628,000 for the nine months ended September 26, 1998. Pursuant to the Contribution Agreement, the Services Agreement was terminated as of the Closing.

SUPPLY AGREEMENT

         During 1997 prior to the Merger, PFC purchased products for approximately $2.8 million from Products Corporation and its affiliate, Holdings, without any written arrangement.

         On April 25, 1997, Products Corporation and the Company entered into the Supply Agreement for a term of at least two and a maximum of four years pursuant to which Products Corporation supplies to the Company for resale in its retail stores, and not for wholesale distribution, first quality products and first quality excess products, and for resale only in the PFC outlet stores, and not for wholesale distribution, discontinued and returned and refurbished products (subject in all cases to the availability of product) (collectively, "Retail Sale Requirements"). During 1997 subsequent to the Merger, the Company purchased products under the Supply Agreement from Products Corporation for approximately $7.8 million and during the nine months ended September 26, 1998 the Company purchased approximately $11.0 million of products under the Supply Agreement. Pursuant to the Contribution Agreement, $3.3 million of payables owed to Products Corporation primarily for products supplied under the Supply Agreement was forgiven, $850,000 of payables owed by the Corporation to Products Corporation primarily for products supplied under the Supply Agreement were converted to a non-interest bearing (other than default interest) note payable at the rate of $106,250 per month from

May 1, 1999 through December 1, 1999 (provided that monthly payments may not be made if as a result of such payment the availability of the Company under its credit facility would be less than $3.0 million, and any monthly payments not made as a result of such restriction will be due and payable in the next month) and $850,000 of payables owed by the Company to Products Corporation primarily for products supplied under the Supply Agreement were converted to a non-interest bearing (other than default interest) note payable at the rate of $106,250 per month from May 1, 2000 through December 1, 2000. Such notes are subject to a subordination agreement with the lenders under the Company's credit facility which provides, among other things, that monthly payments may not be made if as a result of such payment the availablity under the Company's current credit facility would be less than $3.0 million. In addition, the Company and Products Corporation entered into an agreement whereby Products Corporation offset $100,000 due by it to the Company against amounts owed by the Company to Products Corporation under the Supply Agreement. The Supply Agreement was amended to provide that Products Corporation may terminate the agreement upon 30 days notice if the Limited Partnership together with its affiliates no longer has the power to vote, directly or indirectly, a majority of the voting power of the outstanding shares of the Company or all or substantially all of the assets of the Company are sold to an entity other than an affiliate. In addition, pursuant to the Contribution Agreement, the Supply Agreement was also amended to provide that Products Corporation may terminate the Supply Agreement immediately upon written notice if the Company fails to pay amounts when due (including payment of the two $850,000 notes described above and, in the event of reversion to Products Corporation, the approximately $20.3 million of intercompany notes contributed to the Limited Partnership) and upon certain other events of defaults or if the Company breaches the Retail Sale Requirement.

EMPLOYEE BENEFITS

         During 1997 prior to the Merger, PFC employees were eligible to participate in Products Corporation-sponsored employee pension benefit plans, including the Revlon Savings, Investment and Profit Sharing Plan and the Revlon Employees' Retirement Plan and Products Corporation-sponsored employee welfare benefit plans, including medical, dental, life and disability insurance coverage. The minimum amounts required pursuant to the Employee Retirement Income Security Act, as amended, were contributed annually by Products Corporation on behalf of PFC employees who participated in the Products Corporation-sponsored plans. PFC recorded approximately $1.3 million in 1997 during the period prior to the Merger, in benefit expenses for its share of the pension and welfare benefit plans liability for PFC's employees. Products Corporation union employees who provided services to PFC prior to the Merger were covered by the Revlon/UAW Pension Plan and the UAW Group Welfare Plan. Pension and welfare expenses for the Products Corporation union employees were charged directly to PFC and were included within amounts reflected in the "Services Agreement" paragraph above. From and after the Merger, employees of the Company participate in benefit plans sponsored by the Company and no longer participate in plans sponsored by Products Corporation.

TAX SHARING AGREEMENT

         Holdings, Revlon, Inc., Products Corporation and certain of its subsidiaries, including PFC during 1997 prior to the Merger, and Mafco Holdings, Inc. ("Mafco Holdings") are parties to a tax sharing agreement (as subsequently amended, the "Tax Sharing Agreement"), pursuant to which Mafco Holdings has agreed to indemnify Revlon, Inc. and Products Corporation against federal, state or local income tax liabilities of the consolidated or combined group of which Mafco Holdings (or a subsidiary of Mafco Holdings other than Revlon, Inc. and Products Corporation or its subsidiaries) is the common parent for taxable periods beginning on or after January 1, 1992 during which Revlon, Inc. and Products Corporation or a subsidiary of Products Corporation is a member of such group. On April 25, 1997 the Company became a party to the Tax Sharing Agreement. Revlon, Inc. has agreed to pay Products Corporation its share of any payment received by Revlon, Inc. from Mafco Holdings under the Tax Sharing Agreement and Products Corporation has agreed to pay to each of its subsidiaries, including the Company, its share of any payment received by Products Corporation from Revlon, Inc. under the Tax Sharing Agreement. Pursuant to the Tax Sharing Agreement, for all taxable periods beginning on or after January 1, 1992, Products Corporation will pay to Revlon, Inc., which in turn will pay to Mafco Holdings, amounts equal to the taxes that such corporation would otherwise have to pay if it were to file separate federal, state or local income tax returns (including any amounts determined to be due as a result of a redetermination arising from an audit or otherwise of the consolidated or combined tax liability relating to any such period which is attributable to Products Corporation), except that Products Corporation will not be entitled to carry back any losses to taxable periods ending prior to January 1, 1992. No payments are required by Products Corporation or Revlon, Inc. if and to the extent Products Corporation is prohibited under its credit agreement from making cash tax sharing payments to Revlon, Inc. Products Corporation's credit agreement currently prohibits Products Corporation from making tax sharing payments other than in respect of state and local income taxes.

         Pursuant to the Tax Sharing Agreement, each of the subsidiaries of Products Corporation, including the Company, agreed to pay to Products Corporation an amount equal to its liability for federal, state and local income taxes (including estimated taxes), if any, calculated as if it were filing separate returns. Since the payments to be made by subsidiaries of Products Corporation, including the Company, to Products Corporation under the Tax Sharing Agreement will be determined by the amount of taxes that such subsidiaries would otherwise have to pay if they were to file separate federal, state or local income tax returns, the Tax Sharing Agreement will benefit Products Corporation to the extent Products Corporation can offset the taxable income generated by such subsidiaries, including the Company, against losses and tax credits generated by Products Corporation and its other subsidiaries. There were no cash payments in respect of federal taxes made by the Company to Products Corporation pursuant to the Tax Sharing Agreement for 1997. As a result of the consummation of the Transactions, the Company is no longer a member of the combined tax group for which Mafco Holdings is the common parent. The Tax Sharing Agreement (as it relates to the Company) terminated as of the Closing as a result of the consummation of the Transactions. Pursuant to the Contribution Agreement, Products Corporation will indemnify the Company for any and all federal and state and local (but only to the extent the Company filed state and local consolidated or combined income or franchise tax returns with a group in which Products Corporation was a member or would have been included in a state and local consolidated or combined income or franchise tax return in which Products Corporation was a member if the shares of Class C Common Stock owned by Products Corporation and transferred to the Limited Partnership had been owned by Products Corporation for all periods prior to the date of the Closing) income tax liabilities relating to periods ending on or prior to the date of the Closing.

PROMISSORY NOTES PAYABLE

         In connection with the Merger, the Company issued a promissory note to Products Corporation for approximately $13.3 million, which was the amount due to Products Corporation from PFC on

April 25, 1997, the date of the Merger, with interest payable quarterly at a rate of 11% per annum. The promissory note matures on June 30, 1999. At December 27, 1998, approximately $13.3 million was outstanding under this promissory note. During the third quarter of 1998, the Company borrowed $7 million from Products Corporation to fund its liquidity needs and evidenced by a promissory note (collectively with the approximately $13.3 million promissory note, the "Promissory Notes"). Such borrowings bear interest at 9.25% and may be repaid following demand by Products Corporation in whole or in part only if after such repayment the Company had $7.5 million of availability under its credit facility in effect at that time. At the end of the Company's third fiscal quarter on September 26, 1997, approximately $20.3 million were outstanding under the Promissory Notes. Pursuant to the Contribution Agreement, the Promissory Notes were amended to make such Promissory Notes due 364 days following the Closing and the interest rate on each Promissory Note was amended to 4.33%, provided that interest may not be paid on the Promissory Notes while the Company's current credit facility is outstanding. Pursuant to the Contribution Agreement, the Promissory Notes were assigned by Products Corporation to the Limited Partnership, subject to the right of Products Corporation to reacquire such Promissory Notes and the Assigned Trade Payable
Note in the event of certain conditions. The Promissory Notes are subject to a subordination agreement with the lenders under the Company's credit facility which provides, among other things, that payment of principal on the Promissory Notes may not be made if as a result of such payment the availability under the Company's current credit facility would be less than $5.0 million and unless certain fixed charge ratio tests are satisfied.

REGISTRATION RIGHTS AGREEMENTS

         On April 25, 1997, the Company entered into a registration rights agreement with Products Corporation pursuant to which Products Corporation is entitled to demand on any three occasions that the Company file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the sale of the Company's Class C Common Stock owned by Products Corporation and will also be entitled to include such shares in certain registration statements filed for the benefit of the Company (the "Registration Rights Agreement"). The Company will bear all expenses of such registration statements, except for fees and expenses of counsel for Products Corporation and underwriters' discounts, fees and expenses. Pursuant to the Contribution Agreement, Products Corporation assigned its rights under the Registration Rights Agreement to the Limited Partnership.

         The Company has entered into a registration rights agreement with the Weinstein Group (as defined under "--Stockholders' Agreement") effective April 25, 1997 which provides that members of the Weinstein Group holding at least 25% of all outstanding Class C Common Stock held by the Weinstein Group in the aggregate are entitled to demand on one occasion that the Company file a registration statement under the Securities Act for the sale of their Class C Common Stock. Mr. Weinstein and the other members of the Weinstein Group are also entitled to include their Class C Common Stock in certain registration statements filed for the benefit of the Company. The Company will bear all expenses of such registration statements, except for fees and expenses of counsel for the Weinstein Group and underwriters' discounts, fees and expenses.

STOCKHOLDERS' AGREEMENT

         At the time of the Merger, Mark Weinstein, Vice Chairman and a Director of the Company during 1997, and certain members of his family (the "Weinstein Group") and Products Corporation entered into a stockholders' agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, members of the Weinstein Group were granted certain registration rights (see "--Registration Rights Agreements"). The Stockholders Agreement provides that for three years from the consummation of the Merger, Mr. Weinstein and the other members of the Weinstein Group will vote all of their Class C Common Stock in favor of Products Corporation's nominees for director so that Products Corporation will at all times maintain representation on the Company's Board of Directors equal to Products Corporation's percentage ownership of Class C Common Stock, but not less than seven board seats, including two independent directors, and Products Corporation will vote its shares in favor of Mr. Weinstein or the Weinstein Group's nominee for director equal to the Weinstein Group's aggregate percentage ownership of Class C Common Stock, after giving effect to the Merger and the cash election, but not less than one nor more than two board seats. In connection with the consummation of the Transactions, the Stockholders Agreement was terminated.


                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         The Company's executive officers, directors and 10% stockholders are required under the Exchange Act to file reports of ownership and changes in ownership with the SEC. Copies of these reports also must be furnished to the Company.

         Based solely upon a review of copies of such reports furnished to the Company through the date hereof and written representations that no reports were required, the Company believes that all filing requirements applicable to its executive officers, directors and 10% holders were complied with during 1997, except that the Form 3 filed by Mr. Drapkin was amended in November 1998, to include 200 shares held by an immediate family member and Mr. Drapkin disclaims beneficial ownership of such shares.